UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Abercrombie, Jr., William L.
   P.O. Box 931
   Durham, NC 27702
2. Issuer Name and Ticker or Trading Symbol
   CCB Financial Corporation (CCB)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   04/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice Chairman; CEO of American
   Federal Bank subsidiary
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     41,883         D  Direct
Common Stock                                                                                     2,078          I  by Daughter
Common Stock                                  04/29/99    G        3,000         D               13,942         I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $10.6040                                                                   04/28/93     04/28/03
to buy)
Incentive Stock Option (right  $13.3427                                                                   10/20/94     10/20/04
to buy)
Incentive Stock Option (right  $15.4495                                                                   04/26/95     04/26/05
to buy)
Incentive Stock Option (right  $17.4158                                                                   04/24/96     04/24/06
to buy)
Incentive Stock Option (right  $31.4607                                                                   04/23/97     04/23/07
to buy)
Incentive Stock Option (right  $40.9375                                                                   08/01/98     08/01/07
to buy)
Incentive Stock Option (right  $55.6250                                                                   03/22/00     03/22/09
to buy)
Incentive Stock Option (right  $55.9688                                                                   03/17/99     03/17/08
to buy)
Non-Qualified Stock Option     $40.9375                                                                   08/01/97     08/01/07
(right to buy)
Non-Qualified Stock Option     $55.6250                                                                   03/22/00     03/22/09
(right to buy)
Non-Qualified Stock Option     $55.9688                                                                   03/17/99     03/17/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right            Common Stock                   44,500                    44,500        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   7,742                     7,742         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,334                     1,334         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,334                     1,334         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,334                     1,334         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   4,884                     4,884         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,797                     1,797         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   5,358                     5,358         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   6,496                     6,496         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   12,003                    12,003        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   8,002                     8,002         D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ Abercrombie, Jr., William L.
DATE 5/5/99